Exhibit 99.1

October 3, 2025

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: DIGI POWER X INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Annual General & Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA25380B1022
	CUSIP:	25380B102

2	Date Fixed for the Meeting:	December 11, 2025

3	Record Date for Notice:	October 27, 2025

4	Record Date for Voting:	October 27, 2025

5	Beneficial Ownership Determination Date:	October 27, 2025

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General & Special

9	Notice-and-Access:	YES
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

With kindest regards,

“Diane Mann”

Marrelli Trust Company Limited

Trust Officer

dmann@marrellitrust.ca

Marrelli Trust Company Limited

c/o Marrelli Transfer Services Corp.

82 Richmond Street East, Toronto, ON M5C 1P1

www.marrellitrust.ca      info@marrellitrust.ca

Fax: 416-360-7812 Tel: 416-416-361-6990